                         [MERIDIAN GOLD INC. LETTERHEAD]

                MERIDIAN GOLD REPORTS THIRD QUARTER 2003 RESULTS
                      (All dollar amounts in U.S. currency)

                               OCTOBER 22ND, 2003

Meridian Gold is pleased to announce results for the quarter and nine months ended September 30, 2003. The Company had an excellent quarter, with the following highlights:

HIGHLIGHTS

     - EL PENON GOLD PRODUCTION OF 81,000 OUNCES AT A CASH OPERATING COST OF $60 PER OUNCE

     -    NET INCOME OF $7.9 MILLION, OR $0.08 PER SHARE

     -    UNHEDGED REALIZED GOLD PRICES INCREASED 16% TO $371 PER OUNCE

     -    YEAR-OVER-YEAR CASH BALANCES INCREASED 27% TO $157 MILLION

     -    HIGH-GRADE DRILL RESULTS AT ROSSI WITH 15.5 METERS OF 76 G/TONNE GOLD

During the third quarter, Meridian Gold produced 81,000 ounces of gold at a cash operating cost of $60 per ounce, exclusively from El Penon. Meridian Gold's operating performance places it as one of the lowest cost gold producers in the world.

Unhedged realized gold prices increased 16% year-over-year as a result of a weakening U.S. dollar, negative real interest rates, and improving gold market fundamentals. All of Meridian Gold's present and future gold production is unhedged.

As higher gold prices combined with excellent operating performance at El Penon, Meridian Gold was able to generate strong cash flows, increasing cash balances to $157 million, including restricted cash. Working capital increased year over year, from $116 million to $161 million at September 30, 2003. This increase is due to the growth in cash and receivables balances.

Although cash flows were strong, net income declined versus the prior year to $7.9 million primarily as a result of a higher overall tax rate on book income, and costs associated with the Esquel project in Argentina ($2.1 million), which were expensed.

During the quarter, Phase One of the infill drill program on the Rossi project was initiated by Barrick Gold Exploration as part of its earn-in under the joint venture agreement. Of the seven holes drilled to confirm existing resources, most had significantly higher grades than those of the 11-12 g/tonne resource published in the 2002 annual report. Two holes were particularly impressive, including the best hole ever drilled at Rossi. It had an intercept of 15.5 meters of 76.1 g/tonne gold. The other hole had an intercept of 11.4 meters of
38.4 g/tonne gold.

SUMMARY

Brian Kennedy, CEO of Meridian Gold, summed up the quarter, "I am very pleased with the results, El Penon has continued to deliver for the 16th consecutive quarter since operations began. It is this consistent performance that continues to fuel our cash growth, and excellent profitability. I am also very delighted with the drill results we've seen out of Phase One at Rossi, and look forward to Barrick helping to unlock the future potential of this property."

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion is limited to matters that, in the opinion of Meridian Gold, Inc. ("Meridian Gold" or the "Company"), are material.

3RD QUARTER 2003 VERSUS 3RD QUARTER 2002

Meridian Gold reported net income of $7.9 million for the third quarter of 2003, or $0.08 per share, versus $9.2 million, or $0.10 per share for the third quarter of 2002. This decrease is due to higher tax expense and higher Esquel project related costs. Sales revenue decreased $3.8 million, or 11% over the third quarter as a result of the sale of the Jerritt Canyon property (which contributed $7.8 million in revenues in the third quarter of 2002), which was partially offset by a 16% increase in gold price quarter over quarter. The average realized gold price was $371 per ounce this quarter versus the spot market of $363 and the prior year's $320 per ounce.

Quarterly production for the Company totaled 82,000 ounces of gold, including the 957 ounces produced at Beartrack, all of which were sold and realized in the third quarter financial statements. The 22% decrease in gold ounces sold over the prior quarter is due to the sale of Jerritt Canyon on June 30, 2003.

Operating margins increased to 54% versus 36% in the third quarter of the prior year, due to higher gold prices (16%), the sale of the high cost Jerritt Canyon mine on June 30, 2002 (which had a 22% operating margin in the third quarter of 2002), and a reduction in the reclamation reserve at the Royal Mountain King facility as a result of external reviews resulting in a favorable booking of $1.6 million; this was offset by final closing costs on the sale of the Jerritt Canyon facility ($1.4 million).

Meridian Gold reported a $7.3 million tax expense for the third quarter of 2003, compared to $3.5 in the third quarter of the previous year when the Company was utilizing its remaining available losses. In accordance with CICA 3465 regarding intraperiod tax allocation, the Company has reflected a 48% overall effective tax rate during the quarter on book earnings as a result of losses not benefited principally from Argentina, Canada and the U.S.

YEAR TO DATE 2003 VERSUS YEAR TO DATE 2002

The Company recorded higher revenues for the first three quarters of the year of $102.2 million, versus $99.0 million for the same period last year. This is a result of a 15% increase in the realized price of gold year over year ($358 in 2003 versus $311 in 2002), offset by the sale of Jerritt Canyon on June 30, 2003. For the nine months ended September 30, 2003, cash costs per ounce increased slightly to $87 from $85 during the same period of the prior year. Total production costs per ounce increased 5% this year over last from $138 to $145 this year. Net income for the period of $26.4 million is 14% lower than $30.8 million for the same period last year due to the sale of the Jerritt Canyon property last quarter, and higher tax expense, offset by higher gold prices. Cash provided by operating activities for the nine months ended September 30, 2003, was $39.3 million, versus $51.6 million for the same period the prior year. It is 24% lower due to high receivables, increased spending associated with the Esquel property, and an increase in reclamation spending.

Meridian Gold reported a $19.8 million tax expense as of September 30, 2003, compared to $10.6 million for the corresponding period of 2002. This increase represents a 43% overall effective tax rate for the year compared to 18.8% in the comparable period of the prior year which reflected the utilization of available tax losses.

It is Meridian Gold's policy not to hedge, or sell forward, its gold production, but may hedge some of its silver production dependent on market conditions. For more details, refer to Footnote 2 in the Notes to the Condensed Consolidated Interim Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash to meet the Company's operating needs, to finance capital expenditures and to fund exploration activities was provided from operations and from existing cash reserves. Cash provided by operating activities was $12.1 million in the third quarter of 2003, versus $15.1 million in the third quarter of 2002. This decline is due to reclamation spending of $1.8 million and closing costs on the Jerritt Canyon Joint Venture sale of $1.4 million. At September 30, 2003, cash and cash equivalents, including restricted cash totaled $156.8 million, versus $123.4 million as of September 30, 2002.

Expected cash requirements for operations for the remainder of 2003 include approximately $1 million for additional underground development of El Penon.

Exploration spending in 2003 will be approximately $14 million, of which $11 million has been spent as of September 30, 2003. Exploration efforts for the remainder of 2003 will focus on expanding the Al Este vein to the north and south and will continue to develop the Martillo Flats, Quebrada Colorada Norte and other associated mineral bodies into the indicated and measured resource categories. The Company will fund all of these requirements from operating cash flows and existing cash reserves.

Should the Company decide to develop other exploration and development properties, additional capital may be required. The Company believes that these capital requirements may be funded by existing cash reserves and by borrowing from third parties, although no assurance can be given that such borrowings will be available at rates acceptable to the Company.

DISCUSSION OF PROPERTIES

EL PENON

During the third quarter, the mine produced 81,000 ounces of gold and 1.0 million ounces of silver at a cash cost of $60 per gold ounce versus 78,000 ounces of gold and 1.2 million ounces of silver at a cash cost of $43 per gold ounce during the equivalent period in 2002. As previously projected, El Penon's cash operating costs would total $50-$60 per ounce for 2003. Total production costs including depreciation, depletion, amortization, and reclamation were $113 per gold ounce. The underground mine produced 148,000 tonnes of ore at average grades of 17.8 gpt gold and 256 gpt silver. Open pit operations produced 44,000 tonnes of ore at average gold and silver grades of 13.8 gpt and 82 gpt, respectively, and moved 647,000 tonnes of waste.

For the sixteenth consecutive quarter, the mill maximized production by processing ore at designed capacity and improved recovery rates. During the quarter, the pebble crusher was commissioned and, although not completely optimized, it provided the expected incremental capacity. Average mill grade increased during the quarter, to 15.0 g/tonne gold and 193 g/tonne silver versus
13.8 g/tonne gold and 215 g/tonne silver in the third quarter of 2002. Gold recovery increased to 97% this quarter, compared to 95% in the same period last year. Silver recoveries improved to 93% from 90% for the corresponding timeframe. These improvements in recovery are a result of efficient stockpile blending, increased retention time, continued optimization and clarification, washing and other unit processes.

El Penon has continued to set high standards for excellence in safety. During the third quarter, the mine received an award by the Asociacion Chilena de Seguridad (ACHS) for its constant efforts aimed at the prevention of accidents, industrial illnesses and compliance with the law. ACHS is the medical and safety provider for approximately 37,000 businesses in Chile representing approximately
1.7 million employees. Each year, ACHS presents twenty of these awards. This year, two mining companies in Chile were awarded this distinction, one of them being Meridian Gold.

BEARTRACK

Beartrack produced 957 ounces of gold in the third quarter. These ounces of gold were credited against the reclamation and closure accruals, as will all future Beartrack production. Meridian Beartrack Company incurred $1.8 million in reclamation and closure spending for the quarter associated with restoration of the Meridian Beartrack Mine located in Salmon Idaho and Royal Mountain King Mine located in Northern California.

ESQUEL

Meridian Gold remains paused with respect to this project, and there are no current timelines for permitting or construction. The Business For Social Responsibility ("BSR") report was issued to the community of Esquel in August and Meridian Gold is analyzing the report and the concerns of the local citizens. Meridian Gold continues to evaluate all options related to this project to best protect shareholders' interests.

OUTLOOK

For 2003, Meridian Gold expects to produce 320,000 ounces of gold from El Penon at a cash cost of approximately $50-$60 per ounce; year to date, this property has produced 243,000 ounces at $51 cash operating cost. Jerritt Canyon produced 46,000 ounces at a cash cost of $278 per ounce through June 30, 2003, the date of sale.

EXPLORATION REPORT

Rossi - Carlin Trend, Nevada - New Drill Results

The Rossi property spans approximately 28 square kilometers on the northern end of the Carlin Trend, one of the most prolific gold belts in North America. The mineralization at Rossi is sediment hosted and occurs in the same structural and stratigraphic sequence as economic mineralization throughout the Carlin Trend. During 1998, the Company entered into a joint venture with Barrick Gold Exploration, Inc. ("Barrick") on the Rossi property, in which Barrick has the right to earn a 60% interest in the property by spending $15 million by March 31, 2004. At year-end 2002, Meridian Gold published a resource of approximately one million ounces of gold at Rossi, which primarily consisted of three zones: the "49er Zone", the "End Zone" and the "Discovery Zone".

All current work on the Rossi property is being funded by Barrick, under the joint-venture agreement with the Company. As part of Barrick's earn-in, $5 million was spent to drive a production-size decline to the existing mineralization. The decline has been fully rehabilitated, and the in-fill drilling program on the 49er Zone was launched on August 27, 2003.

Phase One of the in-fill drilling program consists of nine planned drill stations for testing the 49er Zone. These drill stations will facilitate drilling of up to seven holes per station in a fan configuration. Year to date, 12 holes have been completed totaling 831 meters. Results to date have been encouraging with a high-grade mineralized zone being confirmed from Station One. The assay results from Station One are as follows:

   Hole             From          To     Intercept*      Gold
   ----             ----          --     ----------      ----
                    (m)          (m)         (m)        (g/tonne)
S1-280-1           109.7        111.3       1.5           21.9
S1-280-2             1.5          3.0       1.5           20.8
                    22.9         35.1       6.1           17.1
                    46.3         50.6       4.3           14.8
                    69.6         71.8       2.1           10.2
                    85.3         86.9       1.5           10.0
S1-280-3            25.9         32.0       6.1           16.7
S1-280-4             nsv          nsv       nsv            nsv
S1-280-5            27.1         42.7      15.5           76.1
S1-280-6            23.6         25.8       2.1            9.6
S1-280-7            26.1         37.5      11.4           38.4

Note: Distances originally drilled as feet
* Drilled widths, not true widths
nsv = no significant values

Underground drilling of the 49er Zone will increase drill density to a 15x15 meter spacing, and preliminary recalculation of resources should be completed during December. A decision will then be made regarding a new crosscut to allow drilling access to the "End Zone" resource area.

La Silla - Sinaloa, Mexico - Update

The 100% owned La Silla Project is located in the State of Sinaloa, approximately 55 km north of Mazatlan, Mexico. During the year, Meridian Gold geologists have identified a total of 31 volcanic and intrusive-hosted, low sulfidation epithermal veins in the 14,510-hectare property area. The vein zones range in width from 0.5 to 20.0 meters, with a cumulative strike length in excess of 13.2 km. To date, 75 reverse circulation holes totaling 8,300 meters have drill-tested fourteen veins on the property. A total of 51 holes property-wide have intersected vein/stockwork zones carrying at least 1.5 m @
1.0 g/t AuEq. Gold-silver mineralization in excess of 1.5 meters @ 5.0 g/t AuEq has been intersected in 22 holes testing seven different veins.

Best drill intercepts to-date include 22.1 meters @ 2.49 g/t Au and 35.55 g/t Ag in the Guerra Vein; 3.0 meters @ 22.17 g/t Au and 370.71 g/t Ag in the Quila Vein; 3.0 meters @ 7.21 g/t Au and 25.11 g/t Ag in the Mina Grande Vein; 5.3 meters @ 9.07 g/t Au and 33.40 g/t Ag in the El Oro Vein; 1.5 meters @ 52.63 g/t Au and 896 g/t Ag in the Sinaloa Vein; and 15.2 meters @ 6.59 g/t Au and 33.40 g/t Ag in the El Roble Vein. The most consistent results have been obtained from the Quila Vein, where 14 of 28 holes drilled to-date have intersected mineralization in excess of 1.5 meters @ 5.0 g/t AuEq.

Results from Phase One and Two drilling have been encouraging, but further drilling is needed to determine if grade continuity exists within vein ore shoots. Phase Three drilling is designed to test three new vein targets, as well as to follow up on areas of mineralization identified by Phase One and Two work. Road building was initiated in late September, and a 4,000-meter reverse circulation drilling program is scheduled to begin in mid-November.

Reid - Central Newfoundland - Recent Acquisition

During the quarter, Meridian Gold signed a letter of intent to form a joint venture with Linear Resources for exploration and possible development of the Reid gold property, which consists of 541 claims (13,525 hectares) in the Botwood Basin of Central Newfoundland. Under the terms, Meridian Gold can earn up to an 80% interest in the joint venture. Linear is the operator of the joint venture until at least April 1, 2005.

A 910 meter, six hole drill program in early 2003 located gold mineralization in all six holes with gold values hosted in brecciated, silicified, quartz porphyries and altered (silicified, chloritized) mafic volcanics over a 200 meter-plus strike length and 125 meters across strike. Best intersections were 41 meters of 1.1 g/t Au and 10.6 meters of 2.2 g/t Au. The results indicate a strong, mineralized, gold bearing, quartz porphyry system that has intruded and mineralized the host, mainly mafic volcanic units. This is a newly discovered system in an area where gold mineralization was previously unknown. The size of the associated geophysical anomaly, at a minimum of 300 by 300 meters, and the success of this early phase of exploration, all indicate the presence of a large mineralizing system with the potential for a major gold deposit.

An exploration plan has been developed jointly by Linear and Meridian Gold. Field exploration has been initiated with line cutting for access, sampling of rock float, soils, and stream sediments, geologic mapping, and prospecting. Planned work includes regional exploration on the outlying claims and ground follow up in mineralized areas including further gridding, completion of an airborne magnetic-EM survey initiated in mid-October, follow-up ground geophysics, geochemistry and geological mapping. This will be followed by trenching and drilling to evaluate the mineralized zone and other anomalous areas.

Urumalqui - Central Peru - Recent Acquisition

The Urumalqui Project is a 50-50 exploration joint venture between Gitennes Exploration Inc. and Meridian Gold, with Gitennes the project operator. The property is located in the Andes Mountains of north central Peru, about 70 road-kilometers east of the port city of Trujillo. The property consists of four contiguous mineral concessions totaling 2,700 hectares.

The Urumalqui property hosts a number of volcanic-hosted low sulfidation epithermal veins. Dips vary from near vertical to 75(degree)SW. The primary target is the N60W-trending Urumalqui vein, which can be traced on surface for over 1,700 meters. A 1,000-meter segment of the vein averages 3.0 meters wide with surface samples averaging 3.0 g/t Au and 100 g/t Ag. The La Mariscala, Candual and Penelope structures generally trend east-west, and are typically sheeted vein/silicified zones with anomalous Au-Ag values in surface samples.

During the first half of 2003, exploration work at the property included geological mapping, extensive rock-chip sampling of exposed mineralization, ground geophysical surveys and soil sampling for geochemical analyses. Thus far, the property has responded well to standard exploration techniques, and a number of potential drill targets have been identified.

Gitennes has proposed a Phase One program totaling 13 core holes, focusing primarily on the Urumalqui Vein. Meridian Gold concurs with the proposed program, as it covers all identified priority drill targets. The drilling contract was signed and drilling was underway in mid-October 2003.

Los Pircos - Update

The Los Pircos property is a joint venture with Buenaventura, located approximately 100 km east of Chiclayo, in northern Peru. Meridian Gold is currently the joint venture operator, and the Company has the right to earn 51% of the property by spending $2.7 million prior to October 2004.

Year-to-date, Meridian Gold has drilled 15 holes testing the Diana, Maribel, Milagros, Juana Sofia and Amelia Vein systems. Although 2003 drill results in the Diana vein system have been encouraging, results from adjacent veins have not yielded ore grade intercepts. The drilling program will be completed in the fourth quarter of 2003, and a full data review will be finalized to evaluate the scope of future work on the joint venture.

FINANCIAL REPORTING MEASURES

The Company has historically provided financial measures, some of which are based on Canadian generally accepted accounting principles (GAAP), and others that are not prepared in accordance with GAAP (non- GAAP). Recent legislative and regulatory changes encourage the use of GAAP financial measures and require companies to explain why non-GAAP financial measures are relevant to management and investors. To the extent that non-GAAP financial measures are deemed to be relevant, companies are required to reconcile those measures to the most directly comparable GAAP financial measures.

As a result of these changes, the Company has conducted a review of its GAAP and non-GAAP financial measures that are presented throughout this press release. In order to meet the requirements under these new regulations, the Company has defined these non-GAAP financial measures and explained how such measures are calculated under the heading "non-GAAP measures". (See Appendix "A")

3RD QUARTER CONFERENCE CALL

Meridian Gold is hosting a simultaneous live webcast of its conference call on THURSDAY, OCTOBER 23, 2003, AT 9:00 A.M. ET through WWW.VIAVID.NET. If you would like to listen to our conference call on the web, go to the home page on WWW.MERIDIANGOLD.COM and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer, and YOU WILL ALSO BE REQUIRED TO COMPLETE A REGISTRATION PAGE IN ORDER TO LOGON TO THE WEBCAST. For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for one week following the call (toll-free 1-877-519-4471 or international 1-973-341-3080 replay # 4233108) and the webcast will be available for 3 months on the WWW.VIAVID.NET website.

Meridian Gold Inc. is a different kind of gold company because we focus on profitability, and the quality and value of the ounces we produce, not the quantity of ounces produced. Meridian Gold Inc.'s approximately 99 million common shares are traded on the Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities & Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

Robert R. Wheatley is a Licensed Professional Geologist (Utah License 5334790-2250), serving as the "Qualified Person" for the Rossi and Reid portions of the Exploration Report of this release as defined by the Ontario Securities Commission National Instrument 43-101. Mark Hawksworth is a Licensed Professional Geologists (Utah License 5334531-2250), serving as the "Qualified Person" for the La Silla and Urumalqui portions of this release as defined by the Ontario Securities Commission National Instrument 43-101. Mr. Wheatley and Mr. Hawksworth have supervised and prepared the technical data contained within this release and certify the data to be accurate based on high standard drilling and sampling techniques, as well as current geologic knowledge of the deposits.

For further information, please visit our website at www.meridiangold.com, or contact:

     Deborah Liston                 Tel: (800) 572-4519
     Investor Relations             Fax: (775) 850-3733
     Meridian Gold, Inc.            E-mail: investorrelations@meridiangold.com

                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Operations
             (Unaudited and in US$ millions, except per share data)

                                                              Three Months                Nine Months
                                                           Ended September 30         Ended September 30
                                                           ------------------         ------------------
                                                           2003          2002         2003           2002
Sales                                                      29.8          33.6         102.2          99.0

Costs and Expenses
          Cost of Sales                                     4.7          11.5          24.7          28.9
          Depreciation, depletion & amortization            4.4           5.6          17.3          16.5
          Reclamation                                      (1.6)          0.2          (1.2)          0.6
          Exploration costs                                 4.1           2.5          11.3           7.2
          Selling, general and administrative               2.2           1.7           7.2           5.2
          Other (income) expense                           (0.2)            -          (0.3)          0.7
                                                           ----------------------------------------------
Total costs and expenses                                   13.6          21.5          59.0          59.1
                                                           ----------------------------------------------
Income from operations before interest,
  taxes and before undemoted                               16.2          12.1          43.2          39.9

Gain on sale of assets                                     (1.4)          0.1           1.9           0.1

Interest income, net                                        0.4           0.5           1.1           1.4
                                                           ----------------------------------------------

Income from operations before taxes                        15.2          12.7          46.2          41.4

Income tax expense                                         (7.3)         (3.5)        (19.8)        (10.6)
                                                           ----------------------------------------------

Net income                                                  7.9           9.2          26.4          30.8
                                                           ==============================================

Basic and diluted income per common share                  0.08          0.10          0.27          0.37
                                                           ==============================================

Number of common shares used in earnings
per share computations (millions) - basic                  99.2          96.2          99.2          82.6
                                                           ==============================================

Number of common shares used in earnings
per share computations (millions) - diluted                99.2          96.2          99.2          82.6
                                                           ==============================================

See accompanying notes to consolidated interim financial statements.

                               Meridian Gold Inc.
         Operating Data (Unaudited and dollar amounts in U.S. currency)

                                                         Three Months Ended                 Nine Months Ended
                                                            September 30                        September 30
                                                    -----------------------------------------------------------------
                                                       2003              2002              2003              2002
EL PENON MINE
   Gold Production                                       81,303            77,976           243,479           249,728
   Silver Production                                  1,004,438         1,163,278         3,207,797         4,036,669
   Tonnes ore mined (thousands)                             193               138               542               446
   Mill tonnes processed (thousands)                        174               185               515               529
   Avg. mill gold ore grade (grams/tonne)                  15.0              13.8              15.2              15.5
   Avg. mill silver ore grade (grams/tonne)                 193               215               210               262
   Mill gold recovery                                        97%               95%               97%               95%
   Mill silver recovery                                      93%               90%               92%               91%

Cash cost of production/ ounce                      $        60       $        43       $        51       $        31
Total production cost/ ounce                        $       113       $        93       $       107       $        78

JERRITT CANYON JOINT VENTURE
   Gold production (Meridian Gold's 30% share)                             24,322            45,604            72,789
   Tonnes ore mined (100%, thousands)                                         264               512               750
   Mill tonnes processed (100%, thousands)                                    358               662               966
   Avg. mill ore grade (grams/tonne)                                          8.0               8.1               8.9
   Mill recovery                                                               88%               88%               87%

   Cash cost of production/ ounce                                     $       285       $       278       $       270
   Total production cost/ ounce                                       $       362       $       351       $       343

BEARTRACK MINE
   Gold production - heap leach (ounces)                    957             1,620             3,506             6,416

COMPANY TOTALS
   Ounces of gold produced                               82,260           103,918           292,589           328,933
   Ounces of gold sold                                   82,438           106,283           292,913           328,539
   Avg. realized price/ ounce                       $       371       $       320       $       358       $       311
   Cash cost of production/ ounce                   $        60       $       101       $        87       $        85
   Total cost of production/ ounce                  $       113       $       157       $       145       $       138

KEY BUSINESS INDICATORS - Q3 2003            Capital        Depreciation     Reclamation
                                           ---------------------------------------------
   El Penon                                    3.7               4.3               -
   Jerritt Canyon                                -                 -               -
   Esquel                                        -                 -               -
   Corporate                                   0.1               0.1            (1.6)
   Other                                       0.1                 -               -
                                           ---------------------------------------------
   Total                                       3.9               4.4            (1.6)

                                                                $ / tonne ore
                                                    ------------------------------------
OPERATING COST DETAIL - Q3 2003                       UG         OP       Process    G&A
                                                    ------------------------------------
   El Penon                                         35.22       31.02      13.36     5.85
   Jerritt Canyon                                       -           -          -        -

AVERAGE REALIZED GOLD PRICES - The average realized gold price of $371 per ounce was calculated by taking revenues adjusted for refining costs divided by gold ounces sold, excluding Beartrack ounces. AVERAGE REALIZED SILVER PRICE was $5.02 for the quarter.

Note: Cash and total cost per gold ounce are net of silver by-product credits.

                               Meridian Gold Inc.
                      Consolidated Condensed Balance Sheets
                         (Unaudited and in US$ millions)

                                                                    September 30    December 31
                                                                        2003           2002
                                                                    ------------    -----------
ASSETS
Current Assets
              Cash and cash equivalents                                $142.9          $121.9
              Restricted cash                                            13.9            13.8
              Trade & other receivables                                  13.9             3.6
              Inventories                                                 5.8             5.9
              Deferred tax asset                                          0.6             3.4
              Other current assets                                        4.8             1.6
                                                                       ------          ------
Total current assets                                                    181.9           150.2
                                                                       ------          ------

Property, plant and equipment, net                                      540.4           549.3
Other assets                                                              6.5             3.8
                                                                       ------          ------

Total Assets                                                           $728.8          $703.3
                                                                       ======          ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
              Accounts payable, trade & other                          $  5.9          $  7.3
              Accrued and other liabilities                              14.8            14.8
                                                                       ------          ------
Total current liabilities                                                20.7            22.1
                                                                       ------          ------

Deferred tax liability                                                  170.7           159.1
Other long-term liabilities                                              16.3            28.9
Shareholders' equity                                                    521.1           493.2
                                                                       ------          ------

Total liabilities and shareholders' equity                             $728.8          $703.3
                                                                       ======          ======

                               Meridian Gold Inc.
             Consolidated Condensed Statements of Retained Earnings
                         (Unaudited and in US$ millions)

                                                           Three Months             Nine Months
                                                        Ended September 30      Ended September 30
                                                        ------------------      ------------------
                                                          2003       2002         2003      2002
Retained earnings, beginning of period                  $  126.7   $  88.3      $  108.2   $  66.7
Net Income                                                   7.9       9.2          26.4      30.8

                                                        --------   -------      --------   -------
Retained earnings, end of period                        $  134.6   $  97.5      $  134.6   $  97.5
                                                        ========   =======      ========   =======

See accompanying notes to consolidated interim financial statements.

                               Meridian Gold Inc.
                 Consolidated Condensed Statements of Cash Flows
                         (Unaudited and in US$ millions)

                                                                       Three Months         Nine Months
                                                                    Ended September 30   Ended September 30
                                                                    ------------------   ------------------
                                                                    2003        2002      2003        2002
NET INCOME                                                         $  7.9      $  9.2    $ 26.4      $ 30.8

Provision for depreciation, depletion and amortization                4.4         5.7      17.3        16.6
Provision for reclamation                                            (3.4)          -      (4.8)          -
Gain on sale of assets                                                1.4        (0.1)     (2.0)       (0.1)
Stock compensation expense                                            0.2         0.5       1.2         1.5
Deferred taxes                                                        6.0           -      17.6           -
Changes in current assets and liabilities, net                       (6.2)        3.1     (15.7)        4.9
Changes in long-term assets and liabilities, net                      1.8        (3.3)     (0.7)       (2.1)
                                                                   ------      ------    ------      ------
      Net cash provided by operating activities                      12.1        15.1      39.3        51.6
                                                                   ------      ------    ------      ------

CASH FLOW FROM INVESTING ACTIVITIES

Capital spending                                                     (3.9)      (20.2)    (18.5)      (30.1)
Cash acquired in purchase of Brancote
  Holdings, PLC                                                         -         0.4         -         0.4
Cumulative translation                                               (0.7)                 (0.6)
                                                                   ------      ------    ------      ------
      Net cash used in investing activities                          (4.6)      (19.8)    (19.1)      (29.7)
                                                                   ------      ------    ------      ------

CASH FLOW FROM FINANCING ACTIVITIES

Deposit of restricted funds for collateral                              -       (10.5)        -       (10.5)
Proceeds from sale of common stock                                    0.6         3.5       0.8         4.2
                                                                   ------      ------    ------      ------
      Net cash used in financing activities                           0.6        (7.0)      0.8        (6.3)
                                                                   ------      ------    ------      ------

Increase in cash and cash equivalents                                 8.1       (11.7)     21.0        15.6

Cash and cash equivalents, beginning of period                      134.8       124.6     121.9        97.3
                                                                   ------      ------    ------      ------

Cash and cash equivalents, end of period                           $142.9      $112.9    $142.9      $112.9
                                                                   ======      ======    ======      ======

                               MERIDIAN GOLD, INC.

NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

         1.       Basis of Presentation

                  The unaudited interim period consolidated condensed financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the Company's audited consolidated condensed financial statements for the year ended December 31, 2002, as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Canadian Institute of Chartered Accountant for interim reporting.

                  These unaudited interim consolidated condensed financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

         2.       Hedging

                  Meridian Gold's policy is not to hedge its gold production, and the Company closed out all of its forward contracts during 1999. However, under applicable accounting standards, Meridian Gold was required to defer recognition of these revenues in its financial statements until the expiry of the contracts. Hence, during the third quarter, the Company recognized $478,000 of the deferred revenue on expiring gold hedge contracts in the accompanying Consolidated Statement of Operations.

                  To mitigate the risk associated with the silver market and secure the loan with Standard Bank of London in 1999, the Company entered into silver forward contracts. Recently, with the sharp rise in silver price, the Company entered into additional silver contracts for 2003 and 2004 silver production. At this time, the Company has committed 726,000 ounces of silver at an average $5.04 for 2003 and 3,792,000 ounces at an average $5.21 for 2004. All remaining future production for the Company remains unhedged.

         3.       Jerritt Canyon

                  Meridian Jerritt Canyon Corp. completed the sale of its 30% interest in the Jerritt Canyon Joint Venture ("JCJV") property to Queenstake Resources USA Inc. ("Queenstake"), as of June 30, 2003, which concludes the Purchase and Sale Agreement (the "Agreement") signed by the parties on June 2, 2003, that was preceded by Queenstake's unsolicited offer to acquire the property, located in Nevada.

                  The terms and conditions of the Agreement include a payment, by Queenstake to the JCJV, of $1.5 million and 32 million Queenstake common shares upon closing of the transaction. The Agreement also stipulates $6.0 million in installment payments over 12 months and approximately $4.0 million in future royalty payments. Meridian Jerritt Canyon Corp. is entitled to its 30% share of the consideration for the sale of the JCJV. Queenstake has accepted full closure and reclamation as well as other assumed liabilities as described in the Agreement. The operating permits of the mine were transferred to Queenstake effective June 30, 2003. Meridian Jerritt Canyon Corp. received its share of cash from the transaction on July 1, 2003 along with a share certificate for 9.6 million shares at a market price of $0.28 Canadian dollars. At September 30, 2003, this investment will be carried by the Company at its cost in Other Current Assets. The Company has also reported a long-term receivable for its share of the installment payments of $1.8 million and has not valued the royalty payments at this time.

                  Income (loss) from Meridian Gold's 30% interest in the JCJV for the three and six months ended September 30, 2003 and 2002 were as follows:

                                           Three months ended September 30    Nine months ended September 30
                                              2003                2002           2003                2002
                                           -------------------------------    ------------------------------
                                                             (Unaudited and in US$ millions)
Revenues                                   $        -         $       7.8     $     15.8          $    23.0
Income (loss) before taxes                 $     (1.4)        $       1.7     $      7.2          $    (3.1)
Tax expense                                $        -         $         -     $     (3.0)         $       -
                                           ----------         -----------     ----------          ---------

Income (loss) from JCJV                    $     (1.4)        $       1.7     $      4.2          $    (3.1)
                                           ==========         ===========     ==========          =========

During the quarter, the Company recognized a reduction in the gain associated with the sale of the asset of $1.4 million associated with final closing costs. The sale of JCJV resulted in a gain of $1.9 million as follows:

                                                        (Unaudited and in US$ millions)
Assets                                                             $  11.3
Liabilities                                                          (10.7)
                                                                   -------
     Net assets                                                    $   0.6
Proceeds from the sale of JCJV,
    net of closure costs                                               2.5
                                                                   -------
Net gain on sale of JCJV                                           $   1.9
                                                                   =======

         4.       Stock-based Compensation

                  The Company accounts for stock options granted to employees and directors of the Company under the intrinsic value method. Stock options granted to non-employees under the Company's Stock Option Plans are accounted for under the fair value method. Had the Company reported compensation costs as determined by the fair value method of accounting for option grants to employees and directors, the pro-forma net income and the pro-forma net income per common share would have been the amounts indicated in the following table:

                                         Three Months Ended     Three Months Ended     Nine Months Ended   Nine Months Ended
                                         September 30, 2003     September 30, 2002     September 30, 2003  September 30, 2002
                                         ------------------------------------------------------------------------------------
                                                        (Unaudited and in US$ millions, except per share data)
Net income - as reported                      $   7.9                $   9.2                 $ 26.4              $ 30.8
Compensation expense - current period
  option grants                               $   0.1                $  (0.1)                $  0.2              $ (0.1)
Net income - pro forma                        $   7.8                $   9.1                 $ 26.2              $ 30.7
Net income per common
  share - as reported                         $  0.08                $  0.10                 $ 0.26              $ 0.37
Net income per common
  share -  pro forma                          $  0.08                $  0.09                 $ 0.26              $ 0.37

The fair value of stock options granted was calculated using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                                Three Months Ended     Nine Months Ended
                                                September 30, 2003     September 30, 2003
                                                -----------------------------------------
Expected volatility                                   43.0%                 48.8%
Expected dividend yield                                  0%                    0%
Risk free interest rate, average                      1.29%                 1.29%
Expected life of options granted                    4.4 years             4.4 years

Future pro forma compensation cost by fiscal year, assuming no additional grants by the Company to employees and directors, is as follows:

Fiscal Year Ended          Pro Forma Compensation Expense
  September 30                2003               2002
---------------------------------------------------------
                                (In U.S. millions)
    2003                     $ 0.4              $ 0.2
    2004                     $ 0.8              $ 0.5
    2005                     $ 0.3              $ 0.5
    2006                     $ 0.1              $ 0.3

5.       Property Valuation

         In accordance with Canadian generally accepted accounting principles, the Company will be reviewing the carrying value of its properties during the upcoming quarter. This will include a complete review of all projects including the Mineral El Desquite investment. Should a reduction in valuation be applicable, the Company will recognize this in the year-end financial statements.

6.       Income Taxes:

         The Company computes income taxes in accordance with CICA HB. 3465, "Income Taxes." CICA HB. 3465 requires an asset and liability approach which results in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of those assets and liabilities, as well as operating loss and tax credit carryforwards, using enacted tax rates in effect in the years in which the differences are expected to reverse.

         The Company's tax expense arises principally from its Chilean operations. The Company has recognized the balance of its acquired deferred tax assets related to the acquisition of Pacific Rim Resource Ltd. and its wholly owned subsidiaries, which included Inversiones Mineras Del Inca S.A.

         The Company has Canadian loss carryforwards of approximately $7.2 million which expire between the years 2003 through 2010 and U.S. loss carryforwards of approximately $ 61.7 million which expire between years 2018 and 2022.

         Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets and that a valuation allowance is required. The change in valuation allowance reflects management's assessment regarding the future realization of Canadian, U.S. and foreign deferred tax assets and estimates of future earnings in these jurisdictions as of September 30, 2003.

                                  APPENDIX "A"

NON-GAAP MEASURES

Meridian Gold has included measures of earnings called "return on sales", and "operating margins" in this document. This document also includes the terms "cash cost" and "free cash flow". Return on sales is defined as net income divided by sales for the reporting period. Operating margin is defined as operating income divided by sales. Cash costs are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes, and royalties but do not include capital, exploration, depreciation and financing costs. Total cash costs are reduced by by-product silver credits, and are then divided by payable gold ounces to arrive at net cash cost of production per ounce. Free cash flow is defined as the net cash provided by operating and investing activities. Average realized gold price is defined as the average gold price the Company received for the sale of its gold ounces during the reporting period, and is included in Sales on the accompanying Consolidated Condensed Statements of Operations. Finally, real interest rates are defined as the 30-day treasury bill rate, less the consumer price index
(CPI).

The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles (GAAP), certain investors use this information to evaluate the Company's performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore, are unlikely to be comparable to similar measures presented by other companies. Accordingly they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.

    (Unaudited and in US$ Millions Except for Ratios and Cash Cost per Ounce)

                                                                                     Three Months          Nine Months
                                                                                  Ended September 30    Ended September 30
                                                                                  ----------------------------------------
                                                                                  2003          2002      2003        2002
                                                  Return On Sales
Sales                                                                        $        29.8    $  33.6   $  102.2    $  99.0
Net Income                                                                   $         7.9    $   9.2   $   26.4    $  30.8
ROS                                                                                     27%        27%        26%        31%
Net Income/Sales=Return On Sales (ROS)

                                                 Operating Margins

Sales                                                                        $        29.8    $  33.6   $  102.2    $  99.0
Operating Income                                                             $        16.2    $  12.1   $   43.2    $  39.9
OM                                                                                      54%        36%        42%        40%
Operating Income/Sales=Operating Margins (OM)

                                                    Cash Costs

Cash Operating Costs (1)                                                     $        10.0    $  16.4   $   41.0    $  47.2
Silver Revenue                                                               $        (5.2)   $  (6.1)  $  (16.0)   $ (19.7)
Gold Production                                                              $       0.081    $ 0.103   $  0.289    $ 0.323
Cash Costs (2)                                                               $          60    $   101   $     87    $    85

1. Cash Operating Cost=Cost of Operations-(Depreciation+Reclamation Accruals)

2. Cash Operating Costs - Silver Revenue/Gold Production=Cash Cost

                                                  Free Cash Flow

Net cash provided by operating activities                                    $        12.1    $  15.1   $   39.3    $  51.6
Net cash used by investing activities                                        $        (4.6)   $ (19.8)  $  (19.1)   $ (29.7)
                                                                             ----------------------------------------------
Free Cash Flow                                                               $         7.5    $  (4.7)  $   20.2    $  21.9